July 20, 2023
VIA EDGAR AND E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Washington, DC 20001
Attn: Michael A. Rosenberg
Re:      New Mountain Guardian IV Income Fund, L.L.C.
Registration Statement on Form 10, File Nos. 000-56554; 814-01639
Ladies and Gentleman:
On behalf of New Mountain Guardian IV Income Fund, L.L.C. (the “Fund”), we are providing the following responses to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated June 12, 2023, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on May 22, 2023, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).
Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.
FUND NAME AND INVESTMENT STRATEGY
1.Comment. In light of the Fund's ability to leverage, as described under Item 1 and elsewhere throughout the prospectus, please remove the term "unlevered" from the Fund's name, limit the Fund’s ability to borrow to short-term working capital needs (and explain what “working capital” is for these purposes), or supplementally explain to the staff how it is not misleading to allow a fund with "unlevered" in its name to incur leverage. In the staff's view, the Fund’s policy of leveraging less than other BDCs does not equate to being unlevered. We may have additional comments after reviewing your response.
Response. In light of the Staff’s comment, the Fund confirms that it has removed the term “unlevered” from the Fund’s name. Nevertheless, in light of the Staff’s comment, the Fund has revised its disclosure to provide further clarification for its expected use of leverage.

2.Comment. Please disclose that the use of “unlevered” in the Fund’s name is intended to mean that the Fund will be unlevered, except that it may enter a revolving credit facility and borrow funds on a short-term basis to fulfill working capital needs. The disclosure should note that the Fund would generally intend to repay borrowings under any such facility within 30 to 45 days from which they are drawn and will repay all of its borrowings within 180 days after incurrence. Disclose the counterparties to such a revolving credit facility, and that such facilities may be made on an unsecured basis or with a third-party lender and be secured by the unfunded Capital Commitments of certain investors. Further disclose whether the Fund currently expects to enter into leverage that is secured by portfolio company investments.
Response. As noted above, the Fund confirms that it has removed the term “unlevered” from the Fund’s name. Nevertheless, in light of the Staff’s comment, the Fund has revised its disclosure to provide further clarification for its expected use of leverage.
EXPLANATORY NOTE
3.Comment. Please expressly state in the Explanatory Note that among the other obligations of the 1934 Act, the Fund will be subject to the proxy rules upon effectiveness of the registration statement.
Response. The Fund has revised the Registration Statement accordingly.
4.Comment. In the fourth paragraph, please state that the Fund "has filed" an election to be regulated as a BDC, rather than the Fund "will file" such election. Similarly, in the eighth bullet point, and later in the registration statement, the disclosure states that the Fund intends to elect BDC status. Please revise to reflect that the Fund has elected BDC status.
Response. The Fund has revised the Registration Statement accordingly.
REGISTRATION STATEMENT
Item 1. Business (page 4)
5.Comment. As stated earlier, we note that the Fund’s ability to have a 2:1 debt-to equity ratio in an effort to “maintain maximum flexibility” is inconsistent with a fund that holds itself out as unlevered. Similarly, not considering borrowings under any subscription line secured by unfunded capital commitments and working capital facilities as leverage may be misleading in a fund that has the term “unlevered” in its name. Not incurring leverage “to the same extent as customary for other business development companies, or for long term investment purposes” is not the same as being unlevered. Please revise.
Response. As noted above, the Fund confirms that it will remove the term “unlevered” from the Fund’s name. Nevertheless, in light of the Staff’s comment, the Fund has revised its disclosure to provide further clarification for its expected use of leverage.

Investment Structure (Pages 8-9)
6.Comment. With respect to the Fund’s investments through wholly-owned subsidiaries:
a.Please disclose that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.
Response. The Fund has revised the Registration Statement accordingly.
b.Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiaries.
Response. The Fund has revised the Registration Statement accordingly.
c.Disclose any of the Subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.
Response. The Fund has updated its disclosure in the Registration Statement to note that its principal risk factors apply to the Fund and its subsidiaries on a consolidated basis. The Fund confirms that the description of its principal investment strategies includes any Subsidiary’s principal investment strategies that constitute principal investment strategies of the Fund.
d.Explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.
Response. The Fund acknowledges the Staff’s comment and confirms that it would generally expect to consolidate the financial statements of any wholly-owned subsidiary with the financial statements of the Fund.
e.Confirm in correspondence that the Subsidiaries and their boards of directors will agree to inspection by the staff of the applicable Subsidiary’s books and records, which will be maintained in accordance with Rule 38a-1 under the Investment Company Act of 1940.
Response. The Fund confirms that its Subsidiaries and their boards of directors, if applicable, will agree to inspection by the Staff of the Subsidiaries’ books and records, which will be maintained in accordance with Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).
Expenses (Page 18)
7.Comment. Please include a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2.
Response. The Fund notes that disclosure under the heading “Item 2. Financial Information—Discussion of the Fund’s Expected Operating Plans—Expenses” provides a description of the expenses that the Fund will be obligated to pay, including the management and incentive fees payable to New Mountain Finance Advisers BDC, L.L.C. (the “Adviser”). In addition, the Fund also has a Specified Expenses Cap, and investors therefore are aware of the maximum amount of Specified Expenses that could be payable by the Fund. The Fund is aware that Form N-2 (used for registered public offerings by BDCs and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.
The Private Offering (Page 25-26)
8.Comment. Please explain:
a.How having Side Letters with different terms would comply with Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
b.Whether different terms in any Side Letters could have a material, negative effect on other Fund investors;
c.Whether the terms of different Side Letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;
d.Whether the terms of these Side Letters include preferential redemption or withdrawal rights; and
e.Whether the terms of these Side Letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
Response. The Fund confirms that neither it nor the Adviser on behalf of the Fund has entered or will enter into side letters with any Unitholder that would give different terms to such Unitholder in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other Unitholders. Further, the Fund confirms that any such side letters will not include preferential redemption or withdrawal rights (expect to the extent necessary and/or permitted under applicable law) nor have a direct or indirect effect on the Fund’s management fee attributable to such Unitholder. The terms of any side letters will be disclosed only to Unitholders who have a side letter with the Fund and/or Adviser on behalf of the Fund that contains a “most-favored-nation” provision allowing it to see other Unitholders’ side letters or other written agreements following the end of the Closing Period.

The Private Offering (Page 26)
9.Comment. Item 1, page 4, states that the Closing Period may be extended with Adviser consent but this section states that the Closing Period may be extended with Board and Adviser consent. Please reconcile.
Response. The Fund has revised the Registration Statement to clarify that the Closing Period may be extended with the consent of the Adviser.
Preferred Stock or Borrowings (Page 31)
10.Comment. Please remove this section inasmuch as the fund is “unlevered.”
Response. As noted above, the Fund confirms that it will remove the term “unlevered” from the Fund’s name and, accordingly, has retained this section of the Form 10.
Risk of Limited Number of Investments; Dependence on Performance of Certain Investments (Page 45)
11.Comment. Please clarify in the disclosure that any and all regulatory investment restrictions and limitations will be adhered to regardless of the Fund’s asset size.
Response. The Fund has revised its Registration Statement accordingly.
Item 1A. Risk Factors
Corporate Social Responsibility (page 59)
12.Comment. The disclosure refers to an “ESG exclusion policy.” Please enhance the disclosure to discuss what types of investments would be excluded under the policy. For example, are companies in certain industries excluded, and/or are companies that derive a certain percentage of revenue from certain activities excluded?
Response. The Fund has revised its Registration Statement accordingly.
Item 5. Directors and Executive Officers
Portfolio Management (page 101)
13.Comment. Please disclose if the portfolio managers are jointly AND primarily responsible for the day-to-day management of the portfolio. If the Team or Committee is jointly and primarily responsible for the day-to-day management of the portfolio, make that clear and provide a brief description of each person’s role on the Team or Committee. See Instruction to Item 9 c. of Form N-2.
Response. The Fund notes that the disclosure under the heading “Item 5. Directors and Executive Officers—Portfolio Management” states that the portfolio managers are “primarily responsible for overseeing the day-to-day operations of the Fund” and utilize a “team approach” for portfolio management. Accordingly, the Fund believes its current disclosure is appropriate. The Fund is aware that the Instruction to Item 9 of Form N-2 requires a brief description of each portfolio manager’s role on the committee or team. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include disclosure with respect to portfolio managers that conforms to the requirements of Item 9 of Form N-2. Accordingly, no changes to the disclosure have been made.
Item 7. Certain Relationships and Related Transactions, and Director Independence
Minority Investors in New Mountain (page 106)
14.Comment. Please disclose that Blackstone Advisory Partners L.P. (“BAP”) is a distributor for Blackstone’s BDCs and the conflicts associated therewith. Additionally, disclose that there is no guarantee that BAP will refer prospective investors to the Fund.
Response. The Fund notes that BAP does not currently act as distributor for The Blackstone Group’s (“Blackstone”) BDCs, and, as such, the Fund respectfully declines to add the requested disclosure. Nevertheless, in response to the Staff’s comment, the Fund has revised the Registration Statement to state that there is no guarantee that BAP will refer prospective investors to the Fund.
15.Comment. Please disclose whether the Adviser receives any economic fallout benefits by virtue of the arrangements described in this section and whether any of these arrangements benefit Blackstone at the expense of the Fund.
Response. The Fund confirms that the Adviser does not receive any economic fallout benefits by virtue of the arrangement with BAP, and this arrangement will not benefit Blackstone at the expense of the Fund.
GENERAL COMMENTS
16.Comment. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
Response. The Fund has not presented any test the waters materials to potential investors in connection with this offering.
17.Comment. We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.
Response. The Fund acknowledges the Staff’s comment.
18.Comment. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.
Response. The Fund notes that no FINRA member is involved in the Fund’s distribution arrangements. Accordingly, the Fund respectfully submits that it is not required to submit the Registration Statement to FINRA for review.
19.Comment. Responses to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
Response. The Fund acknowledges the Staff’s comment.
20.Comment. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.
Response. The Fund has not submitted, nor expects to submit, any exemptive application or no-action request in connection with the Registration Statement.
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Please call me (202-636-5543) or Debra Sutter (202-636-5508) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda